UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Singapore Fund, Inc.
(Name of Issuer)

Closed - End Fund
(Title of Class of Securities)

82929L109
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,359,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,359,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,359,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,359,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,359,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,359,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2010 (the “Original Schedule 13D”), by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock (the “Shares”), of THE SINGAPORE FUND, INC.  (the “Fund”), and with the Amendment No. 1 filed on December 13, 2010.  This Amendment No. 2 amends Item 4 and 7 of the Original Schedule 13D by withdrawing the second proposal contained in Amendment No. 1.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.                      Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons believe the Board of Directors of the Fund allowed the Fund’s shares to trade at a persistent discount to net asset value (“NAV”) for too long, failing to act in the best interests of shareholders.  Furthermore, at the June 2, 2010 Annual Meeting of Stockholders, the Fund’s stockholders voted by a margin of more than 4:1 to approve a shareholder’s non-binding proposal for the Fund to conduct semiannual tender offers for 10% of the Fund’s shares at 98% of net asset value.  The Fund’s management has done nothing to implement this proven technique to enable stockholders to sell shares at prices closer to NAV.  For these reasons, the Reporting Persons propose that the Directors of The Singapore Fund, Inc. terminate the Fund’s existing investment advisory contract between the Fund and Daiwa SB Investments (Singapore), Ltd.

Item 7.                      Materials to be Filed as Exhibits.

See Letter dated November 29, 2010 attached hereto as Exhibit A and see Letter dated December 7 attached hereto as Exhibit B.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 3, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title: Director

Exhibit A

November 29, 2010

VIA OVERNIGHT COURIER

Yuko Uchida, Secretary
The Singapore Fund, Inc.
c/o Daiwa Securities Trust Company
One Evertrust Plaza
Jersey City, New Jersey 07302, U.S.A.

Dear Mr. Uchida:

City of London Investment Management Company, Inc. (“City of London”) is the beneficial owner of 2,359,100 shares of common stock of The Singapore Fund, Inc. (“SGF” or the “Fund”).  City of London submits the enclosed shareholder proposal (the “Proposal”) to terminate the investment advisory agreement between the Fund and Daiwa SB Investments (Singapore), Ltd. for inclusion in the proxy statement that SGF plans to circulate to its shareholders in advance of the 2011 SGF annual meeting, anticipated to be held in April 2011 (the “Meeting”).  City of London submits this proposal pursuant to Securities and Exchange Commission Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

City of London has continuously owned at least $2,000.00 in market value of the common stock of the Fund for more than one year prior to the date of the submission of this proposal.  Attached hereto are copies of City of London’s Schedule 13G and amendments thereto filed with the Securities and Exchange Commission by City of London demonstrating that City of London has beneficially and continuously owned at least $2,000.00 in market value of the common stock of the Fund for well in excess of 12 months.   City of London intends to continue ownership of at least $2,000.00 in market value of the common stock of the Fund at least through the date of the Fund’s 2011 annual meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiencies.

Very truly yours, City of London Investment Management Company Limited / s /Jeremy Bannister Name: Jeremy Bannister Title: Director, Corporate Governance

Encls.

SHAREHOLDER PROPOSAL

TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT BETWEEN THE FUND AND DAIWA SB INVESTMENTS (SINGAPORE), LTD.

This proposal has been submitted by City of London Investment Management Company, Inc. (“City of London”), the beneficial owner of 2,359,100 shares, or 24.85%, of the outstanding common shares of The Singapore Fund, Inc.  City of London is an emerging markets fund manager, which manages investments of more than $1.5 billion in United States exchange-listed closed-end management investment companies, and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.

BE IT RESOLVED, that all investment advisory contracts between the Singapore Fund, Inc. (the “Fund”) and Daiwa SB Investments (Singapore), Inc. shall be terminated by the Fund at the earliest date the Fund is legally permitted to do so.

SUPPORTING STATEMENT

The Fund’s shares have traded at a persistent discount to net asset value (“NAV”) for too long, while Daiwa and the Board have done nothing to cure it, and ignored the stockholders’ calls for them to fix this problem.

For example, at the June 2, 2010 Annual Meeting of Stockholders, the Fund’s stockholders voted by a margin of more than 4:1 to approve a shareholder’s non-binding proposal for the Fund to conduct semiannual tender offers for 10% of the Fund’s shares at 98% of net asset value.  The Fund’s management has done nothing to implement this proven technique to enable stockholders to sell shares at prices closer to NAV.

City of London believes that the Board is too closely aligned with Daiwa and has put Daiwa’s interests ahead of the stockholders’ interests.  The Fund needs a new advisor who will put the interests of stockholders first.  City of London believes that the termination of the existing investment management agreement with Daiwa will make the Fund’s management more responsive to stockholders’ objectives and lead to the reduction or elimination of the persistent discount of the market price of the Fund’s shares to NAV.

City of London urges your support for the proposal to terminate the current investment advisory contract for the Fund.   Thank you.

Very truly yours, City of London Investment Management Company Limited / s / Jeremy Bannister Name: Jeremy Bannister Title: Director, Corporate Governance